UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including the exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-253468) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Concurrent Registered Direct Offering and Private Placement

On September 29, 2023, Portage Biotech Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”).

Pursuant to the Purchase Agreement, the Company agreed to offer and sell in the Registered Direct Offering (i) 1,970,000 shares of the Company’s Ordinary Shares, no par value per share (the “Ordinary Shares”), at a purchase price of $1.90 per share (the “Registered Shares”) and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,187,895 Ordinary Shares, at a purchase price of $1.899 per Pre-Funded Warrant (the “Pre-Funded Warrant Shares”). Each Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share, is immediately exercisable, and will expire when exercised in full.

In the Private Placement, the Company issued to such institutional and accredited investor unregistered warrants to purchase up to 3,157,895 Ordinary Shares (the “Series A Warrants”), unregistered warrants to purchase up to 3,157,895 Ordinary Shares (the “Series B Warrants”), and unregistered warrants to purchase up to 3,157,895 Ordinary Shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 9,473,685 Ordinary Shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each Ordinary Share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to the Company from the Offerings are approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

Pursuant to an engagement letter, dated as of August 26, 2023, between the Company and H.C. Wainwright & Co., LLC (the “Placement Agent”), the Company agreed to pay the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings. The Company also agreed to pay the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings, $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, the Company agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 157,895 Ordinary Shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represents 5.0% of the aggregate number of Ordinary Shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per Ordinary Share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings. The Private Warrants, Private Warrant Shares, Placement Agent Warrants and Ordinary Shares underlying the Placement Agent Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the terms of the Purchase Agreement, the Company has agreed to file a registration statement on Form F-1 to register for resale the Private Warrant Shares as soon as practicable (and in any event within 45 calendar days of date of the Purchase Agreement) (the “Resale Registration Statement”). The Company also intends to register for resale the Ordinary Shares issuable upon exercise of the Placement Agent Warrants on the Resale Registration Statement. The Company shall use its commercially reasonable efforts to cause the Resale Registration Statement to become effective within 90 days following the closing date of the Offerings and to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) owns any Private Warrants or Ordinary Shares issuable upon exercise thereof.

The Offerings closed on October 3, 2023.

Pursuant to the terms of the Purchase Agreement, the Company is prohibited from issuing or entering into any agreement to issue or announcing the issuance or proposed issuance of any Ordinary Shares or securities convertible or exercisable into Ordinary Shares for a period commencing on September 29, 2023 and expiring 45 days from the closing date of the Offerings other than in connection with the Resale Registration Statement or the filing of a registration statement on Form S-8 in connection with any employee benefit plan. Furthermore, the Company is also prohibited from issuing or entering into any agreement to issue Ordinary Shares or Ordinary Share Equivalents (as defined in the Purchase Agreement) involving a Variable Rate Transaction (as defined in the Purchase Agreement), which includes an equity line of credit or an at-the-market facility, for a period commencing on September 29, 2023 and expiring six months from the closing date of the Offerings.

If a Fundamental Transaction (as defined in the Warrants) occurs, then the successor entity will succeed to, and be substituted for the Company, and may exercise every right and power that the Company may exercise and will assume all of the Company’s obligations under the Warrants with the same effect as if such successor entity had been named in the Warrants themselves. If holders of Ordinary Shares are given a choice as to the securities, cash or property to be received in such a Fundamental Transaction, then the holders of the Warrants shall be given the same choice as to the consideration it would receive upon any exercise of the Warrants following such a Fundamental Transaction. Additionally, as more fully described in the Series B Warrants, Series C Warrants and Placement Agent Warrants, in the event of certain Fundamental Transactions, the holders of the Series B Warrants, Series C Warrants and Placement Agent Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Series B Warrants, Series C Warrants and Placement Agent Warrants, as the case may be, upon the consummation of such Fundamental Transaction.

The 1,970,000 Registered Shares sold in the Registered Direct Offering, the 1,187,895 Pre-Funded Warrants sold in the Registered Direct Offering and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants were offered and sold pursuant to a prospectus supplement, dated September 29, 2023, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-253468), which registration statement was filed on February 24, 2021 and declared effective on March 8, 2021. A copy of the opinion of Forbes Hare LLP relating to the validity of the Ordinary Shares and the Pre-Funded Warrant Shares underlying the Pre-Funded Warrants issued in the Registered Direct Offering and a copy of the opinion of Hogan Lovells US LLP relating to the validity of the Pre-Funded Warrants issued in the Registered Direct Offering are filed herewith as Exhibit 5.1 and Exhibit 5.2, respectively.

The Private Warrants and the Placement Agent Warrants were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

The foregoing descriptions of the Purchase Agreement and the Warrants are not complete and are qualified in their entirety by references to the full text of the form of the Purchase Agreement and the forms of the Warrants, which are filed as exhibits to this report and are incorporated by reference herein.

EXHIBITS

Exhibit No.	Exhibit
4.1	Form of Pre-Funded Ordinary Share Purchase Warrant, dated September 29, 2023.
4.2	Form of Series A Ordinary Share Purchase Warrant, dated September 29, 2023.
4.3	Form of Series B Ordinary Share Purchase Warrant, dated September 29, 2023.
4.4	Form of Series C Ordinary Share Purchase Warrant, dated September 29, 2023.
4.5	Form of Placement Agent Ordinary Share Purchase Warrant, dated September 29, 2023.
5.1	Opinion of Forbes Hare LLP.
5.2	Opinion of Hogan Lovells US LLP.
10.1	Form of Securities Purchase Agreement, dated September 29, 2023, by and between Portage Biotech Inc. and the Purchaser signatory thereto.
23.1	Consent of Forbes Hare LLP (included in Exhibit 5.1).
23.2	Consent of Hogan Lovells US LLP (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2023

PORTAGE BIOTECH INC.

By:	/s/ Allan Shaw
Allan Shaw
Chief Financial Officer